Exhibit (21)

Target Corporation
(A Minnesota Corporation)

List of Significant Subsidiaries
(As of January 29, 2022)

Target Brands, Inc. (MN)
Target Enterprise, Inc. (MN)
Target General Merchandise, Inc. (MN)

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.